                                    Filed by Orthodontic Centers of America,
                                    Inc. pursuant to Rule 425 under the
                                    Securities Act of 1933 and deemed filed
                                    pursuant to Rule 14a-12 under the Securities
                                    Exchange Act of 1934.

                                    Subject Company: OrthAlliance, Inc.
                                    Commission File No.: 0-22975


         THE FOLLOWING IS A LETTER SENT BY ORTHODONTIC CENTERS OF AMERICA TO CERTAIN ORTHALLIANCE AFFILIATED PRACTITIONERS.


Dear OrthAlliance Doctor:

         If you have received this letter, you are one of the OrthAlliance doctors who have signed an amendment to your agreements with OrthAlliance, which entitles you to participation in a number of incentive programs available under the terms of the merger between OCA and OrthAlliance. The attached Exhibit A is a schedule of the shares that you may be entitled to under the various programs that we have mentioned to you. There are some of you that indicated that the calculation of the number OCA shares you are to receive was somewhat confusing. We felt that this letter may be helpful to put on one page the OCA shares that you are entitled to. There are a few points that I should make relative to your listing of shares:

       1. Exchange shares. For the purpose of the attachment, we have assumed that you still own the OrthAlliance shares originally issued under your affiliation with OrthAlliance. Based on this assumption, we have estimated the number of OCA shares that you would receive as of the effective date of the merger, November 8. As we have no actual record of what you currently own of OrthAlliance shares, this is simply our estimate. Additionally, the exchange ratio set forth in Exhibit A is by way of example only, and the final ratio shall be confirmed at the time of the close of the merger.

       2. Stockholders Value Incentive. Those doctors who received a majority of their affiliation consideration in OrthAlliance stock qualify for this incentive which has been created to provide additional value to these doctors due to their financial hardship as a result of the devaluation of OrthAlliance stock since their affiliation.

       3. Target Incentive. As your practice grows over the first three years after the merger and OCA in turn receives additional fees, you shall receive stock valued at three times the increase in annual fees to OCA as calculated at the end of the third year. A growth rate of 14.5% has been assumed for the purposes of the estimating potential value of this incentive.

       4. Sale of Practice. When you are ready to transition from your practice, OCA will assist you in finding a buyer. We have provided an estimate of value in the attached exhibit based on current practice and market conditions. Actual value shall be determined at the time of sale.

       5. Qualification for Incentives. To qualify for any of the incentive programs a doctor may not be a party to any pending or threatened litigation against OrthAlliance, OCA or their subsidiaries, nor have given notice of termination or intention to terminate their respective OrthAlliance Service or Consulting Agreement, and must be in compliance with their obligation to pay service or consulting fees under their OrthAlliance Service or Consulting Agreement. No shares due under the incentive programs will be issued to doctors unless these are withdrawn or resolved before November 8, the date of the closing of the merger. Unfortunately, OCA will be forced into the position to take over this litigation on November 8. In fairness to all of you doctors who have honored your agreements, we will vigorously litigate the breached contracts until conclusion so that you new shareholders of OCA will derive the benefits of an acceptable outcome. We wish that we did not have to do this, but we are being forced into that position by errors in strategic judgment by the suing doctors and their attorneys. We harbor no ill will toward the suing doctors and I hope that you understand the position that we have been forced into.

       6. Stock restrictions and other terms. All stock earned under the incentive programs outlined above (excluding shares received under the merger exchange) are subject to restrictions which are outlined in detail in the participation agreement you have recently received from OCA. All other pertinent terms relative to the merger and related incentives are also contained in the participation agreement.

     Please feel free to contact me at (504) 834-4392 if you have any questions about the merger. Thank you for your vote of confidence in the merger and OCA. We look forward to working for you to help build quality and value in your practice.


                                   Yours truly,

                                   /s/  Anthony J. Paternostro

                                   Anthony J. Paternostro
                                   Senior Vice President, Business Development
                                   Orthodontic Centers of America, Inc.

                                    EXHIBIT A

         POTENTIAL VALUE OF SHARES EARNED UNDER THE TERMS OF THE MERGER*

     DOCTOR:

     ASSUMPTIONS:
     Months with PPM
     OrthAlliance shares received at
     affiliation
     Annual Revenues as of 3/31/2001
     Annual Service Fees as of 3/31/2001
     Approximate current OCA stock price
     Estimated percentage of revenues received at time of practice sale


                                                                                                                        Estimated
                                                                                                    OCA Shares            Value
                                                                                                    ----------          ---------
   1 MERGER EXCHANGE:  OrthAlliance shares held times exchange ratio of 0.10135 **

   2 STOCK POOL INCENTIVE:
                    Timing
                    Tenure with PPM - 10 shares per month Size of Practice - 30 shares per $10,000 in annual fees Clinical Advisory
                    Committee participation

   3 STOCKHOLDERS VALUE INCENTIVE:

   4 TARGET INCENTIVE: (shares earned after 3 years assuming 14.5% annual growth) ***

   5 SALE OF PRACTICE: (assumes no growth between now and time of sale) ***

     TOTAL VALUE ****


     * Doctor must qualify for incentive programs 2,3, or 4 above under the terms provided in the final merger prospectus. All stock is subject to restrictions as provided in the final merger prospectus.

     ** Assumes doctor still holds shares received at the time of affiliation; OCA does not guarantee the amount of shares indicated.

     *** OCA does not guarantee the stock or values indicated above under the Target Incentive or Sale of practice. Actual results will vary by practice depending on actual growth as well as market conditions.

     **** The actual value of stock earned under the terms of the merger will depend on the actual price of OCA stock at the time that the stock is earned.

         THE FOLLOWING IS A LETTER SENT BY ORTHODONTIC CENTERS OF AMERICA TO CERTAIN ORTHALLIANCE AFFILIATED PRACTITIONERS.


Dear OrthAlliance Doctor:

         If you have received this letter, you are one of the OrthAlliance doctors who did not sign an amendment to their employment agreement and service or consulting agreement with OrthAlliance (referred to as the Option 2 amendment), which may have enabled you to participate in a number of incentive programs available in connection with the proposed merger between OCA and OrthAlliance.

         By way of this letter, I wanted to remind you that, although the "option 2" deadline for many of these programs has passed, participation in the new OrthAlliance Stockholders Value Program is still available to you provided that you sign an addendum to your service or consulting agreement with OrthAlliance before the end of the year and that you otherwise qualify for this incentive program. I have enclosed a copy of the form of this addendum for your review and use. Under the terms of the addendum, you would commit to use OCA's software and services.

         As with the other incentive programs, there are a number of conditions that must be met for you to qualify for this incentive program. I have outlined some of these conditions below. The attached Exhibit A is an example of shares of OCA common stock that you may be eligible to receive under these incentive programs and the terms of the merger. We thought it might be helpful to you to put on one page the number of OCA shares that you may be eligible to receive.

         Please note the following with respect to the amounts listed on Exhibit
A:

1. Merger shares. If you own shares of OrthAlliance common stock at the time of the merger, you would receive shares of OCA stock in exchange for your OrthAlliance shares. For purposes of calculating the merger shares reflected in Exhibit A, we have assumed that you still own all of the OrthAlliance shares originally issued in connection with your affiliation with OrthAlliance. Based on this assumption, we have estimated the number of OCA shares that you would receive in the merger. Of course, we do not necessarily know how many OrthAlliance shares you own currently or as of the merger, so Exhibit A simply reflects our estimate. Additionally, the actual exchange ratio in the merger (that is, the number of shares of OCA stock to be exchanged for each shares of OrthAlliance stock) will not be known or determined until the merger closes, so the number of merger shares reflected in Exhibit A is solely by way of example, and could change.

2. OrthAlliance Stockholders Value Incentive Program. OrthAlliance doctors who received a majority of their affiliation consideration in OrthAlliance stock may be eligible to participate in the OrthAlliance Stockholders Value Program, which has been created to provide additional value to these doctors due to their financial hardship as a result of the devaluation of OrthAlliance stock since their affiliation.

3. Target Stock Incentive Program. You could still become eligible to participate in the Target Stock Program by signing an option 2 amendment or new OCA business services agreement prior to the merger. Under the Target Stock Program, as a participant's practice grows over the three years following the merger and OCA in turn receives additional fees, the participant may be eligible to receive additional shares of OCA stock. For purposes of the number of Target Stock Program shares on Exhibit A, we assumed that you participate and that your practice grows by 14.5% during each of these three years. Of course, your actual growth rate could differ from that.

4. Sale of Practice. When you are ready to transition from your practice, OCA might assist you in finding a buyer for your practice. In Exhibit A, we have provided an estimate of the purchase price of such a sale, based on current practice and market conditions. Of course, the actual purchase price could differ and would be determined through negotiations with a buyer at the time of the sale.

5. Qualification for Incentives. To qualify for any of the incentive programs, in addition to signing the addendum, option 2 amendments or a new OCA business services agreement by certain dates, a doctor may not be a party to any pending or threatened litigation against OrthAlliance, OCA or their subsidiaries, nor have given notice of termination or intention to terminate their respective OrthAlliance service or consulting agreement, and must be in compliance with their obligation to pay service or consulting fees under their OrthAlliance service or consulting agreement. If litigation or notice has been threatened or initiated, it would have to be withdrawn or resolved to our satisfaction. Unfortunately, OCA will be forced into the position of taking over any litigation of this type upon closing of the merger. In fairness to all of you doctors who have honored your agreements, we will vigorously defend against these claims so that new shareholders of OCA will derive the benefits of an acceptable outcome. We wish that we did not have to do this, but we are being compelled into that position by errors in strategic judgment by the suing doctors and their attorneys. We harbor no ill will toward the suing doctors and I hope that you understand the position that we have been forced into.

6. Stock restrictions and other terms. All stock earned under the incentive programs outlined above (excluding shares received under the merger exchange) are subject to restrictions which are outlined in detail in the incentive program documents and participation agreement that you recently received from OCA. Other pertinent terms relative to the merger and related incentives are also described in that documentation and participation agreement.

     It is my sincere hope that you take advantage of the incentives that are still available to you. Please feel free to contact me at (504) 834-4392 if you have any questions about the merger. We look forward to working for you to help build quality and value in your practice.


                                     Yours truly,

                                     /s/  Anthony J. Paternostro

                                     Anthony J. Paternostro
                                     Senior Vice President, Business Development
                                     Orthodontic Centers of America, Inc.

                                    EXHIBIT A

         POTENTIAL VALUE OF SHARES EARNED UNDER THE TERMS OF THE MERGER*

     DOCTOR:

     ASSUMPTIONS:
     Months with PPM
     OrthAlliance shares received at
     affiliation
     Annual Revenues as of 3/31/2001
     Annual Service Fees as of 3/31/2001
     Approximate current OCA stock price
     Estimated percentage of revenues received at time of practice sale


                                                                                                                        Estimated
                                                                                                    OCA Shares            Value
                                                                                                    ----------          ---------
   1 MERGER EXCHANGE:  OrthAlliance shares held times exchange ratio of 0.10135 **

   2 STOCK POOL INCENTIVE:
                    Timing
                    Tenure with PPM - 10 shares per month
                    Size of Practice - 30 shares per $10,000 in annual fees
                    Clinical Advisory Committee participation

   3 STOCKHOLDERS VALUE INCENTIVE:

   4 TARGET INCENTIVE: (shares earned after 3 years assuming 14.5% annual growth) ***

   5 SALE OF PRACTICE: (assumes no growth between now and time of sale) ***

     TOTAL VALUE ****


     * Doctor must qualify for incentive programs 2,3, or 4 above under the terms provided in the final merger prospectus. All stock is subject to restrictions as provided in the final merger prospectus.

     ** Assumes doctor still holds shares received at the time of affiliation; OCA does not guarantee the amount of shares indicated.

     *** OCA does not guarantee the stock or values indicated above under the Target Incentive or Sale of practice. Actual results will vary by practice depending on actual growth as well as market conditions.

     **** The actual value of stock earned under the terms of the merger will depend on the actual price of OCA stock at the time that the stock is earned.

CERTAIN STATEMENTS CONTAINED IN THIS TRANSCRIPT MAY NOT BE BASED ON HISTORICAL FACTS AND ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THEIR REFERENCE TO A FUTURE PERIOD OR PERIODS OR BY THE USE OF FORWARD-LOOKING TERMINOLOGY, SUCH AS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "MAY," "MIGHT," "WILL," "COULD," "WOULD" OR "INTEND." THESE FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, THOSE RELATING TO BENEFITS TO ORTHALLIANCE'S AFFILIATED ORTHODONTISTS AND PEDODONTISTS, EFFECTS, BENEFITS, PROSPECTS, COMPLETION AND INTEGRATION OF THE MERGER, LITIGATION AND THE INCENTIVE PROGRAMS THAT OCA IS OFFERING IN CONNECTION WITH THE MERGER. WE CAUTION YOU NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS TRANSCRIPT IN THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS, DUE TO A VARIETY OF FACTORS. THOSE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, FAILURE OR DELAY IN OBTAINING REQUIRED STOCKHOLDER APPROVAL, THE COMPANIES' FAILURE TO CONSUMMATE THE MERGER, INABILITY TO SUCCESSFULLY INTEGRATE THE COMPANIES AFTER THE MERGER, ADVERSE CHANGES IN THE COMPANIES' FINANCIAL RESULTS AND CONDITIONS, CHANGES IN GENERAL ECONOMIC CONDITIONS AND BUSINESS CONDITIONS, AND OTHER FACTORS GENERALLY UNDERSTOOD TO AFFECT THE FINANCIAL RESULTS OF ORTHODONTIC PRACTICE MANAGEMENT COMPANIES, AND OTHER RISKS DETAILED FROM TIME TO TIME IN OCA'S RELEASES AND ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 AND OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE UNDERTAKE NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE ON WHICH SUCH STATEMENTS WERE MADE.

In connection with the proposed merger with OrthAlliance, OCA filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus that is a part of the registration statement, because it contains important information about the merger, OCA and OrthAlliance. The registration statement and the proxy statement/prospectus are available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 3850 N. Causeway Boulevard, Suite 1040, Metairie, LA 70002, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus.